




AMER SPORTS

For the period 1 January to 30 June 2003, Amer Group's net sales were EUR 535.7 million (January – June 2002: EUR 552.2 million). Operating profit amounted to EUR 24.8 million (2002: EUR 38.5 million). Profit before extraordinary items totalled EUR 20.7 million (2002: EUR 35.5 million) and earnings per share were EUR 0.61 (2002: EUR 1.10). Amer Group's net sales for 2003 as a whole are expected to be similar to 2002's (2002: EUR 1,101.9 million), whereas operating profit is expected to be around EUR 70-80 million (2002: EUR 103.0 million).

Continued weak demand for sports equipment, especially in the USA, negatively impacted Amer Group's operations during the first half of 2003. In particular, the Group's golf equipment sales were clearly below expectations. Furthermore, the strong euro, especially against the US dollar, is also having a negative impact on the Group's growth. Foreign exchange rate movements reduced net sales by EUR 66 million but had no major impact on operating profit. The acquisition of Precor increased net sales by EUR 85.8 million.

Q2 NET SALES AND RESULTS

The seasonality of the Group's businesses was clearly in evidence in the second quarter, which is low season for Winter Sports and high season for Golf. Thus the Winter Sports division is focusing on producing its products for the coming winter sports season, for which deliveries mainly take place in the latter part of the year.

Second quarter net sales were EUR 251.8 million (2002: EUR 262.8 million). Sales of golf equipment in particular were slower than expected. Foreign exchange rate movements reduced net sales by EUR 34 million. Operating profit was EUR 9.5 million (2002: EUR 23.2 million). Profit before extraordinary items totalled EUR 7.6 million (2002: EUR 20.8 million).

HALF YEAR NET SALES AND RESULTS

Amer Group's consolidated net sales during the first half of 2003 were EUR 535.7 million (2002: EUR 552.2 million). The Group's operating profit was EUR 24.8 million (2002: EUR 38.5 million). Profit before extraordinary items amounted to EUR 20.7 million compared to EUR 35.5 million in the first half of 2002. Demand for sports equipment remained weak, particularly in the USA. Foreign exchange rate movements reduced net sales by EUR 66 million, due to the strengthening of the euro especially against the US dollar, but didn't have major impact on operating profit.

Geographically, sales were similar to 2002 in North America and in Europe but declined by 22% in Japan and by 7% in Asia Pacific. Sales in North America were boosted by the first time contribution of Precor which was acquired at the end of 2002.




AMER SPORTS

Across the Group's divisions between January and June, the Team Sports Division continued to perform well. In the golf equipment market, competition continued to be tough and the Golf Division's sales were clearly down compared to last year. The Racquet Sports Division's sales were also lower than 2002's. Sales of Sports Instruments were reduced by a decline in sales of diving instruments as well as sales of Suunto's non-core products. In Winter Sports, deliveries mainly take place in the second half of the year. In volume, pre-orders for the winter sports season 2003/2004 are nearly approaching those of the previous season. Amer Tobacco's sales declined as the Finnish cigarette market shrunk.

Return on capital employed (ROCE) was 15.2% (2002: 16.1%).

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 8.4 million (2002: EUR 9.6 million) during the period under review.

RESEARCH AND DEVELOPMENT

A total of EUR 14.4 million was invested in research and development, representing 2.7% of net sales in the period (2002: EUR 10.7 million).

FINANCE

The Group's net financing expenses totalled EUR 4.1 million (2002: EUR 3.0 million) in the first half of 2003.

The equity ratio decreased to 46.6% from 52.8% as at 30 June 2002 (45.6% as at 31 December 2002), while gearing increased from 20% to 46% (47% as at 31 December 2002).

The Group's net debt decreased to EUR 193.7 million at the period end, compared to EUR 209.9 million as at 31 December 2002. Liquid assets amounted to EUR 23.1 million at the period end.

PERSONNEL

The Group employed 4,155 people at the end of the period under review compared to 3,939 at the year-end and an average of 4,115 during the period. At the end of the period, a total of 1,615 were employed in the US, 700 in Finland, 649 in Austria and 1,191 in the rest of the world.





SHARES AND SHAREHOLDERS

A total of 41.7% of the Group's shares in issue were traded during the period under review, of which approximately 9.21 million were traded on the Helsinki Exchanges and approximately 0.48 million on the London Stock Exchange, totalling 9.69 million shares. In Helsinki the share price low was EUR 26.03, the high EUR 36.50 and the average EUR 29.55. The Company's market capitalisation stood at EUR 623.6 million at the period end.


AMER SPORTS

There were 11,566 registered shareholders at the end of June, whilst nominees accounted for 47% of the shares in issue at the period end.

In June, Fidelity International Limited announced that it's holding in Amer's share capital and voting rights had fallen to 9.90%.

During the period under review, a total of 196,550 new shares were registered. The shares were subscribed for as a result of an exercise of 1998 A/B/C warrants. As a result of the corresponding increase in the Company's share capital, Amer Group Plc's share capital totalled EUR 97,570,280 and the total number of shares in issue was 24,392,570 at the period end. In addition, the Company's share capital may increase further by 534,950 new shares as a result of the 1998 warrant subscription.

Amer Group Plc's Annual General Meeting approved on 20 March 2003 that the registered share capital of Amer Group be decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares the Company holds. However, the registration notification regarding the decrease was delivered to the Trade Register after the appropriate time period of one month had passed. Thus, according to the Companies Act, the AGM resolution to decrease the Group's share capital lapsed. Because the shares to be cancelled are held by the Company, the failed registration has no impact whatsoever on the operations of the Group or on its financial status. Therefore, the Group's Board of Directors decided that the matter can be resolved at the 2004 AGM and no extraordinary meeting is necessary prior to then.

All 550,000 of Amer Group's 2003 warrants, approved by the AGM in March 2003, were subscribed for by the end of the subscription period, which ran from 10 April to 30 June 2003. One warrant entitles the subscriber to subscribe for one Amer Group share. The share subscription price is EUR 37.90 and the subscription period will commence on 1 January 2006 and end on 31 December 2008.

At the end of the period the Board of Directors had no share issue authorisations outstanding.



RACQUET SPORTS

In local currencies, the Racquet Sports Division's net sales declined 6% and operating profit declined 19%. In both Europe and in Japan, sales were similar to 2002. Sales declined 10% in North America.

The Company estimates that the overall tennis market continued to decline. The average selling price of a tennis racquet also continued to fall.

Sales of Wilson tennis balls decreased 4%, tennis racquets 10% and footwear 3%. Wilson's position as the global market leader in tennis racquets remained strong and in tennis balls Wilson remains number three.

During the period under review, shipments of Wilson's new Triad racquets as well as its new Pro Staff racquets started. Shipments of the new Hammer racquet model, Series H, commenced in May.

New footwear was also brought to market during the period.


Wilson



WILSON H5

	Jan-June 2003	Jan-June 2002	Change %
NET SALES, EUR million	115.6	144.4	-20
OPERATING PROFIT, EUR million	10.7	15.8	-32
ROCE, 12 months' rolling average, %	46.4	52.1	


Wilson

GOLF

In the Golf Division, net sales and operating profit were clearly below expectations. Net sales in local currencies declined 17%. Sales fell by 23% in North America, by 3% in Europe and by 10% in Japan. Operating profit declined significantly due to declining sales as well as lower prices, especially for golf balls.

During the second quarter of the year, which is the high season for golf, net sales in local currencies declined 10% and operating profit continued to decrease.

In the USA, although sales of golf clubs to the trade grew 5%, sales of golf balls declined 13.5% [source: National Golf Foundation, July 2003]. Also the number of rounds played declined in the USA. In Europe the market remained flat whilst the Japanese market continued to be challenging.

Sales of Wilson golf clubs decreased 16%. The golf ball market continued to be extremely competitive and Wilson golf ball sales declined 25% as a result.

In order to ensure its competitiveness and to increase efficiency, Wilson was re-organised during the second quarter, which is expected to lower Amer Group's overall cost base by approximately EUR 10 million in 2004 with most of the savings coming from the Golf Division.


Wilson


Wilson
15

WILSON JACK

	Jan-June 2003	Jan-June 2002	Change %
NET SALES, EUR million	103.7	145.6	-29
OPERATING PROFIT, EUR million	2.3	12.8	-82
ROCE, 12 months' rolling average, %	-5.8	3.9	



TEAM SPORTS

In local currencies, the Team Sports Division's net sales grew by 6%. Operating profit was similar to 2002's.

The fastest growing product categories in Team Sports were basketballs (13%), and baseball and softball bats (23%). The bat category sales growth comes from product line extension into the youth baseball market. The basketball sales growth is being driven by the new five-year National Collegiate Athletic Association (NCAA) ball adoption, which took effect at the beginning of 2003. As a result of this agreement, Wilson's basketballs are used as official match balls in all NCAA tournament games.

During the period, a new NCAA Composite Basketball was introduced, *featuring Cushion Core Technology for outstanding grip and feel.* The Team Sports Division also shipped a new Wilson Youth Batting Helmet, a one size fits all helmet for Baseball and Softball.

Wilson is the number one team sports company in the USA and its position is especially strong in American football, basketball and baseball.


Wilson



NCAA GAME BALL

	Jan-June 2003	Jan-June 2002	Change %
NET SALES, EUR million	104.6	120.6	-13
OPERATING PROFIT, EUR million	14.9	18.3	-19
ROCE, 12 months' rolling average, %	34.2	38.4	



WINTER SPORTS

In line with the winter sports' business cycle, the Winter Sports' Division focused on producing next season's lines during the second quarter of the year. Due to such seasonality, Atomic's deliveries are heavily weighted towards the latter part of the year, the busiest months for deliveries being September and October. Due to this, Winter Sports' operating losses during the first half of 2003 were EUR 12.6 million.

Net sales in local currencies declined 18% with reductions in all major markets. Poor snow conditions in Austria and Germany resulted in lower re-orders. Snow conditions got better towards the end of the season 2002/2003, such that stock levels are now mostly at normal levels.

In February Atomic presented the world's first microprocessor-controlled ski bindings, Neox EBM 412.

The level of pre-orders suggests there will be a slight downturn in the market in 2003, reflecting the cautious mood of the trade. In addition, lower price point products have increased as a proportion of total sales. The major part of Winter Sports' pre-orders for the coming season have now been received and in volume the order book is close to last year's level.

In 2003, Winter Sports' investment in its sales organisation is planned to be higher than last year.


ATOMIC



NEOX EBM 412

	Jan-June 2003	Jan-June 2002	Change %
NET SALES, EUR million	33.2	42.4	-22
OPERATING PROFIT, EUR million	-12.6	-8.3	-52
ROCE, 12 months' rolling average, %	44.1	44.5	



FITNESS EQUIPMENT

Fitness Equipment's net sales and operating profit in local currencies were similar to last year's level. Sales of treadmills and cycles grew, whereas sales of elliptical cross-trainers declined slightly.

North American commercial and consumer markets appear to be cooling. Major club organisations are holding off on purchases, and consumers are similarly cautious.

During the period, a new line of C846 and C842 upright and recumbent cycles for club and commercial markets were brought to the market.

Despite general uncertainty, the fitness sector as a whole is expected to continue growing. Further growth is also anticipated in the popularity of elliptical fitness equipment. The Fitness Equipment Division continues to have good growth opportunities especially outside North America.

PRECOR® USA



C846

	Jan-June 2003	Jan-June 2002 (pro forma)	Change %
NET SALES, EUR million	85.8	100.7	-15
OPERATING PROFIT, EUR million	11.8	14.0	-16



SPORTS INSTRUMENTS

In local currencies, Suunto's net sales declined 5%. Sales of Suunto's wristop computers grew 6%. The global diving market declined and sales of Suunto's diving instruments fell by 17%. Wristop computers and diving instruments accounted for 58% of Suunto's net sales.

In January, Suunto announced a partnership with Microsoft. This cooperation will lead to a new Suunto n3 sports wristop being launched in North America at the end of 2003.

In September, Suunto will bring its new Suunto X3HR wristop computer, which features a heart rate monitor, to the market.

In March Suunto sold its wholly-owned subsidiary Ilotulitus Oy to Truebell Plc. The net sales of Ilotulitus Oy in 2002 were EUR 2.8 million.

At the beginning of 2003, Suunto's European central warehousing function was relocated to Amer Sports' new logistics centre in Überherrn, Germany.


SUUNTO



SUUNTO X3HR

	Jan-June 2003	Jan-June 2002	Change %
NET SALES, EUR million	39.5	44.1	-10
OPERATING PROFIT, EUR million	4.0	4.7	-15
ROCE, 12 months' rolling average, %	33.0	29.6	




AMER SPORTS

TOBACCO

Reflecting the decline in the Finnish tobacco product market, Amer Tobacco's net sales decreased by 3% to EUR 53.3 million (2002: EUR 55.1 million). Also, the growing popularity of lower-priced brands had a negative influence on Amer Tobacco's net sales. Operating profit was EUR 4.7 million (2002: EUR 5.0 million).

Overall tobacco product deliveries to outlets in Finland declined by 3% in the period, mainly due to increased contraband trade.

Amer Tobacco's sales outside Finland increased. In addition to the increase in sales volumes of its own brands in Estonia, tax-free deliveries of Marlboro products to neighbouring markets contributed to the improvement.

	Jan-June 2003	Jan-June 2002	Change %
NET SALES, EUR million	53.3	55.1	-3
OPERATING PROFIT, EUR million	4.7	5.0	-6

WILSON RE-ORGANISATION EXPECTED TO RESULT IN COST SAVINGS IN 2004

In April, Amer Group announced that it intended to re-organise its Wilson businesses in the USA in order to ensure its competitiveness and to increase efficiency. The re-organisation, together with related adjustments in Wilson's cost base in line with its business and current market situation, is expected to lower Amer Group's overall cost base by approximately EUR 10 million in 2004. The restructuring will not have a significant impact in the current financial year in terms of additional costs.

In the new structure, the businesses are being divided into two operations: Golf & Racquet Sports, and Team Sports. Wilson's central administration functions have been discontinued and decentralised.




AMER SPORTS

PRECOR PATENT LITIGATION

Amer Group's fitness equipment division, Precor, is in negotiations to settle a patent litigation case. The litigation relates to an exclusive right held by Precor to use technology for elliptical fitness equipment. The other party to the litigation, the Life Fitness division of Brunswick Corporation, has made a 25 million USD provision, reflecting its estimate of the likely outcome of the litigation. A final settlement has not been reached yet and negotiations continue between the parties.

FINNISH SUPREME COURT RULING

In May, the Finnish Supreme Court issued a ruling that arbitrators have to resolve quarrels between a company and its shareholders, if the articles of association so determine. Based on this ruling, the Court will not question the lawsuit where two small shareholders Eternelli Oy and Ari Neuvonen are requesting that Amer Group Plc be put into liquidation. According to the action, Amer's major shareholders misused their authority when deciding on the redemption of the Company's shares and the share class conversion in July 1997.

PROSPECTS FOR THE REMAINDER OF 2003

Demand for sports equipment did not recover during the first half of 2003 and is not expected to recover significantly during the remainder of the year. In Amer Group's key markets, the US and Germany, both the trade and consumers remain cautious.

Traditionally, in addition to the economic background, demand for sports equipment is strongly influenced by sports-related factors like trends in the active following of individual sports and new innovations in sports equipment. Amer Group's operations are well balanced by its broad portfolio of sports and its presence in all key markets.

Amer Group has set itself the goal of becoming the world's No 1 sports equipment company. With strong cash flows from operating activities and a strong balance sheet combined with a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group's net sales for 2003 as a whole are expected to be similar to 2002's (2002: EUR 1,101.9 million), whereas operating profit is expected to be around EUR 70-80 million (2002: EUR 103.0 million).

FIGURES IN EUR MILLION, UNAUDITED.	JAN-JUNE 2003	JAN-JUNE 2002	CHANGE %	APR-JUNE 2003	APR-JUNE 2002	CHANGE %	JAN-DEC 2002
CONSOLIDATED RESULTS							
NET SALES	535.7	552.2	-3	251.8	262.8	-4	1.101.9
Depreciation	19.2	16.7		9.4	8.3		34.4
OPERATING PROFIT	24.8	38.5	-36	9.5	23.2	-59	103.0
Net financing expenses	-4.1	-3.0		-1.9	-2.4		-7.4
PROFIT BEFORE EXTRAORDINARY ITEMS	20.7	35.5	-42	7.6	20.8	-63	95.6
Extraordinary items	-	-		-	-		-
PROFIT BEFORE TAXES	20.7	35.5		7.6	20.8		95.6
Taxes	-6.2	-10.0		-2.3	-5.9		-26.5
Minority interest	-0.2	0.0		-0.1	0.0		-0.6
PROFIT	14.3	25.5		5.2	14.9		68.5
Earnings per share, EUR	0.61	1.10		0.22	0.64		2.95
Adjusted average number of shares in issue, million	23.3	23.2		23.3	23.2		23.2
Equity per share, EUR	17.69	17.96					19.17
ROCE, % *)	15.2	16.1					18.3
ROE, %	6.6	11.7					15.5
Average rates used: EUR 1.00 = USD	1.10	0.90					0.94
AVERAGE PERSONNEL	4,115	3,813					3,827

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

In financial ratios shareholders' equity and number of shares exclude own shares.

FIGURES IN EUR MILLION, UNAUDITED.	JAN-JUNE 2003	JAN-JUNE 2002	CHANGE %	APR-JUNE 2003	APR-JUNE 2002	CHANGE %	JAN-DEC 2002
NET SALES BY BUSINESS AREAS							
Racquet Sports	115.6	144.4	-20	58.7	70.6	-17	243.9
Golf	103.7	145.6	-29	61.1	79.4	-23	213.3
Team Sports	104.6	120.6	-13	41.5	48.6	-15	203.9
Winter Sports	33.2	42.4	-22	7.2	11.3	-36	201.6
Fitness Equipment	85.8	-	-	34.4	-	-	39.5
Sports Instruments	39.5	44.1	-10	19.4	22.6	-14	85.3
Tobacco	53.3	55.1	-3	29.5	30.3	-3	114.4
Total	535.7	552.2	-3	251.8	262.8	-4	1,101.9
OPERATING PROFIT BY BUSINESS AREAS							
Racquet Sports	10.7	15.8	-32	6.9	9.5	-27	25.6
Golf	2.3	12.8	-82	4.4	12.9	-66	7.1
Team Sports	14.9	18.3	-19	4.0	6.6	-39	24.0
Winter Sports	-12.6	-8.3	-52	-9.0	-6.8	-32	39.6
Fitness Equipment	11.8	-	-	2.9	-	-	6.3
Sports Instruments	4.0	4.7	-15	1.8	3.1	-42	10.5
Tobacco	4.7	5.0	-6	3.2	3.3	-3	9.2
Headquarters	-3.5	-5.2		-1.0	-3.1		-9.2
Group goodwill	-7.5	-4.6		-3.7	-2.3		-10.1
Total	24.8	38.5	-36	9.5	23.2	-59	103.0
GEOGRAPHIC BREAKDOWN OF NET SALES							
North America	309.4	313.3	-1	143.2	144.4	-1	558.5
Finland	48.8	52.1	-6	26.9	28.2	-5	109.5
Rest of Europe	119.6	118.6	1	53.8	54.4	-1	296.0
Japan	23.8	30.6	-22	11.0	17.0	-35	56.2
Asia Pacific	16.7	17.9	-7	8.1	8.7	-7	34.8
Other	17.4	19.7	-12	8.8	10.1	-13	46.9
Total	535.7	552.2	-3	251.8	262.8	-4	1,101.9

FIGURES IN EUR MILLION, UNAUDITED.

CONSOLIDATED CASH FLOW STATEMENT	Jan-June 2003	Jan-June 2002	Jan-Dec 2002
Net cash from operating activities	24.5	37.5	90.0
Net cash from investing activities	-4.9	-9.1	-177.8
Net cash from financing activities			
Dividends paid	-32.5	-25.9	-25.9
Issue of shares	2.5	0.9	1.4
Change in net debt	1.4	-8.4	119.7
Net increase/decrease in cash and cash equivalents	-9.0	-5.0	7.4
Cash and cash equivalents at 1 Jan	32.1	27.6	25.7
Cash and cash equivalents at 30 June/31 December	23.1	22.6	33.1

CONSOLIDATED BALANCE SHEET

Assets	30 June 2003	30 June 2002	31 December 2002
Goodwill	286.9	183.4	312.1
Other intangible fixed assets	18.9	18.1	20.9
Tangible fixed assets	116.5	141.3	126.5
Long-term investments	48.8	54.6	50.3
Inventories and work in progress	171.6	167.8	156.4
Receivables	255.8	248.0	308.2
Marketable securities	-	1.6	-
Cash and cash equivalents	23.1	21.0	33.1
Assets	921.6	835.8	1,007.5
Shareholders' equity and liabilities			
Shareholders' equity	439.4	442.1	470.2
Minority interest	3.3	11.3	3.2
Provision for contingent losses	19.3	2.2	19.9
Long-term interest-bearing liabilities	63.4	57.0	48.2
Other long-term liabilities	16.9	19.2	17.3
Short-term interest-bearing liabilities	153.4	51.4	194.8
Other short-term liabilities	225.9	252.6	253.9
Shareholders' equity and liabilities	921.6	835.8	1,007.5
Equity ratio, %	46.6	52.8	45.6
Gearing, %	46	20	47
EUR 1.00 = USD	1.14	1.00	1.05

FIGURES IN EUR MILLION, UNAUDITED.	30 JUNE 2003	30 JUNE 2002	31 DECEMBER 2002
CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED			
Charges on assets	-	-	-
Mortgages pledged	18.2	19.7	18.2
Guarantees	5.1	-	1.4
Liabilities for leasing and rental agreements	46.8	47.6	48.0
Other liabilities	35.6	38.7	32.0

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

	30 JUNE 2003	30 JUNE 2002	31 DECEMBER 2002
DERIVATIVE FINANCIAL INSTRUMENTS			
Nominal value			
Foreign exchange forward contracts	292.4	348.2	217.9
Forward rate agreements	-	-	-
Interest rate swaps	109.4	-	119.2
Fair value			
Foreign exchange forward contracts	13.6	13.8	12.9
Forward rate agreements	-	-	-
Interest rate swaps	-3.5	-	-1.6

QUARTERLY BREAKDOWNS

EUR MILLION	II 2003	I 2003	IV 2002	III 2002	II 2002	I 2002	IV 2001	III 2001
NET SALES								
Racquet Sports	58.7	56.9	39.3	60.2	70.6	73.8	48.2	73.1
Golf	61.1	42.6	28.5	39.2	79.4	66.2	38.0	47.5
Team Sports	41.5	63.1	41.9	41.4	48.6	72.0	41.9	45.6
Winter Sports	7.2	26.0	65.4	93.8	11.3	31.1	68.2	91.6
Fitness Equipment	34.4	51.4	39.5	-	-	-	-	-
Sports Instruments	19.4	20.1	23.5	17.7	22.6	21.5	22.1	18.4
Tobacco	29.5	23.8	28.0	31.3	30.3	24.8	26.1	28.3
Total	251.8	283.9	266.1	283.6	262.8	289.4	244.5	304.5
OPERATING PROFIT								
Racquet Sports	6.9	3.8	3.2	6.6	9.5	6.3	2.5	8.7
Golf	4.4	-2.1	-3.6	-2.1	12.9	-0.1	-6.3	-3.6
Team Sports	4.0	10.9	3.2	2.5	6.6	11.7	4.4	1.9
Winter Sports	-9.0	-3.6	16.6	31.3	-6.8	-1.5	16.8	28.4
Fitness Equipment	2.9	8.9	6.3	-	-	-	-	-
Sports Instruments	1.8	2.2	3.7	2.1	3.1	1.6	2.2	2.3
Tobacco	3.2	1.5	1.9	2.3	3.3	1.7	2.1	2.6
Headquarters	-1.0	-2.5	-2.1	-1.9	-3.1	-2.1	-2.4	-4.3
Group goodwill	-3.7	-3.8	-3.4	-2.1	-2.3	-2.3	-2.3	-2.3
Total	9.5	15.3	25.8	38.7	23.2	15.3	17.0	33.7

All forecasts and estimates mentioned in this report are based on the management's current judgement of the economic environment and the actual results may be significantly different.

The interim report for the period January to September will be published on 28 October 2003.